UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On March 31, 2026, Tantech Holdings Ltd (the “Company”) announced the pricing and closing of a registered direct offering and concurrent private placement with certain investors (the “Investors”) for aggregate gross proceeds of approximately $2.15 million.

The Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Investors, pursuant to which the Company agreed to issue and sell Class A Shares, no par value per share (the “Common Shares”) in a registered direct offering (the “Registered Direct Offering”), together with warrants in a concurrent private placement (the “Private Placement”).

The transactions consisted of the sale of 7,166,671 Common Units, each consisting of (i) one Common Share, (ii) one Series E Common Warrant to purchase three Common Shares at an exercise price of $0.30 per share (the “Series E Common Warrants”), and (iii) one Series F Common Warrant to purchase three Common Shares at an exercise price of $0.35 per share (the “Series F Common Warrants”). The offering price per Common Unit was $0.30. The Company stated that it expects to use the net proceeds from the offerings, together with its existing cash, for general corporate purposes and working capital. For the purposes of British Virgin Islands law, the issuance of the Common Shares will be effective upon entry of the relevant shareholder in the Company’s register of members.

Concurrently with the execution of the Securities Purchase Agreement, the officers and directors of the Company entered into lock-up agreements (the “Lock-Up Agreement”) pursuant to which they have agreed, among other things, not to sell or dispose of any Common Shares which are or will be beneficially owned by them for sixty (60) days following the closing of the offering.

The Registered Direct Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-274274), which was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on September 11, 2023. The Private Placement was made pursuant to Regulation S under the Securities Act of 1933, as amended, and the securities were offered only to non-U.S. persons. The Company also disclosed that, pursuant to a registration rights agreement with the Investors, it agreed to file one or more registration statements covering the resale of the Common Shares and the shares issuable upon exercise of the Series E Common Warrants and Series F Common Warrants.

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Copies of the form of the Securities Purchase Agreement, form of Lock-Up Agreement, form of Series E Common Warrant and form of Series F Common Warrant are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Securities Purchase Agreement, the Lock-Up Agreement, the Series E Common Warrant and the Series F Common Warrant are subject to, and qualified in their entirety by, such documents. A copy of the Company’s press release dated March 31, 2026 announcing the pricing and closing of the registered direct offering and private placements is furnished herewith as Exhibit 99.5 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s counsel, Campbells Legal (BVI) Limited, as to the laws of the British Virgin Islands is attached hereto as Exhibit 5.1.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-274274) that was initially filed with the SEC on August 30, 2023 and declared effective by the SEC on September 11, 2023.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Legal Opinion of Campbells Legal (BVI) Limited
99.1	Form of Securities Purchase Agreement
99.2	Form of Lock-Up Agreement
99.3	Form of Series E Warrant
99.4	Form of Series F Warrant
99.5	Press release dated March 31, 2026 announcing the pricing and closing of the registered direct offering and private placements

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 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: April 2, 2026	By:	/s/ Zheyuan Liu
Zheyuan Liu
Chief Executive Officer

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